PRELIMINARY	SUBJECT TO COMPLETION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

RULE 13E–3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 7)

SkyTerra Communications, Inc.

(Name of the Issuer)

SkyTerra Communications, Inc.

Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., HGW US Holding Company, L.P., HGW US GP Corp., HGW Holding Company, L.P., HGW GP, Ltd., Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners LLC, Harbinger Holdings, LLC, and Philip A. Falcone

(Name of Person(s) Filing Statement)

Voting Common Stock, par value $0.01 per share

Non–Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

83087K107

(CUSIP Number of Class of Securities)

SkyTerra Communications, Inc. 10802 Parkridge Boulevard Reston, Virginia 20191 (703) 390–2700 Attn: Secretary	Philip A. Falcone Harbinger Capital Partners 450 Park Avenue 30th Floor New York, New York 10022 (212)339–5100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735–3000	Joseph J. Basile, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 10153 (617) 772–8834

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14–C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$261,476,243.20	$52,295.25

1	The filing fee was determined based upon the sum of (a) the product of the per share merger consideration of $5.00 and 44,962,370 (which represents the total number of shares of SkyTerra capital stock outstanding as of November 18, 2009, less 52,285,645 shares owned by the Filing Persons, which will be cancelled with no merger consideration being paid thereon), plus (b) $30,674,053.20 expected to be paid in connection with the cancellation of outstanding options, and (c) $5,990,340.00 expected to be paid in connection with cancellation of outstanding phantom units and restricted stock awards (the “Total Consideration”). In all cases the shares have been valued at $5.00 per share.
2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.0002 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0–1l(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $52,295.25

Filing Party:  SkyTerra Communications, Inc.

Form or Registration No.:  Schedule 14A

Date Filed:  November 19, 2009

Introduction

This Amendment No. 7 to Rule 13E–3 Transaction Statement on Schedule 13E–3 (this “Amendment No. 7”) is being filed jointly by SkyTerra Communications, Inc., a Delaware corporation (“SkyTerra”), Harbinger Capital Partners Master Fund I, Ltd., an exempted company organized under the laws of the Cayman Islands (“Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (“Special Fund”, and together with Master Fund, the “Harbinger Funds” or “Harbinger”), Sol Private Corp., a Delaware corporation and indirect wholly owned subsidiary of the Harbinger Funds (“Acquisition Corp.” and together with the Harbinger Funds, the “Harbinger Parties”), HGW US Holding Company, L.P., a Delaware limited partnership, HGW US GP Corp., a Delaware corporation, HGW Holding Company, L.P., a Cayman Islands exempted limited partnership, HGW GP, Ltd., an exempted company organized under the laws of the Cayman Islands, Harbinger Capital Partners Special Situations GP, LLC, a Delaware limited liability company, Harbinger Capital Partners LLC, a Delaware limited liability company, Harbinger Holdings, LLC, a Delaware limited liability company, and Philip A. Falcone (together with the Harbinger Parties, the “Harbinger Filing Persons”) in connection with the Agreement and Plan of Merger, dated as of September 23, 2009, as amended on November 18, 2009 and February 16, 2010 and from time to time, by and among SkyTerra, the Harbinger Funds and Acquisition Corp. (the “Merger Agreement”). SkyTerra and the Harbinger Filing Persons are referred to herein as the “Filing Persons.” This Amendment No. 7 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on November 19, 2009, as amended by Amendment No. 1 filed with the SEC on January 8, 2010, Amendment No. 2 filed with the SEC on January 20, 2010, Amendment No. 3 filed with the SEC on January 21, 2010, Amendment No. 4 filed with the SEC on February 5, 2010, Amendment No. 5 filed with the SEC on February 16, 2010 and Amendment No. 6 filed with the SEC on February 26, 2010 (the “Schedule 13E-3”).

On February 26, 2010, SkyTerra filed a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended, pursuant to which the SkyTerra board of directors solicited proxies from stockholders of SkyTerra in connection with the merger. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement other than information concerning the Harbinger Filing Persons and their affiliates other than SkyTerra has been supplied by SkyTerra. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning the Harbinger Filing Persons and their affiliates other than SkyTerra has been supplied by or on behalf of the Harbinger Filing Persons.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth under the captions “Summary Term Sheet—The Participants,” “—The Merger Agreement,”
“—Position of SkyTerra as to the Fairness of the Merger; Recommendation by SkyTerra’s Special Committee and Board of Directors,” “—Opinion of the Special Committee’s Financial Advisor,” “—Purposes and Effects of the Merger,” “—Merger Financing,” “—Interests of SkyTerra Directors and Officers in the Merger,” “—Material U.S. Federal Income Tax Consequences,” “—Quorum; Required Vote,” “—Rights of Appraisal,” “—Conditions to Consummation of the Merger,” “—Termination of the Merger Agreement,” “—No Vote Termination Fee,” “—Change in Recommendation,” “—Regulatory Requirements” and
“—Litigation Challenging the Merger” in the Proxy Statement is incorporated herein by reference.

Under the SEC rules, each of the Harbinger Filing Persons are required to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders of SkyTerra. The Harbinger Filing Persons did not undertake a formal evaluation of the fairness of the proposed merger and are making the statements included in this section solely for purposes of complying with such requirements. The views of the Harbinger Filing Persons with respect to the fairness of the merger are not, and should not be construed as, a recommendation to any stockholder as to how that stockholder should have voted on the proposal to adopt the Merger Agreement.

No Harbinger Filing Persons participated in the deliberations of SkyTerra’s directors regarding, and no Harbinger Filing Persons received advice from the special committee’s legal or financial advisors as to, the fairness of the merger. The Harbinger Parties engaged UBS Securities LLC, which we refer to as “UBS,” as financial advisor to provide certain financial advisory services with respect to the merger. UBS did not provide an opinion with respect to the fairness of the merger or the merger consideration. The Harbinger Filing Persons believe that the merger is substantively and procedurally fair to SkyTerra’s unaffiliated stockholders based on, among other things, the following factors:

•

Notwithstanding Harbinger’s significant ownership of voting securities of SkyTerra, the board of directors of SkyTerra does not include any person who is employed by or affiliated with Harbinger or who has a financial interest in Harbinger;

•

The special committee of SkyTerra’s board of directors, which is comprised of three directors who are not affiliated with Harbinger and are not officers or employees of SkyTerra, unanimously concluded that the merger is fair to and in the best interests of the unaffiliated stockholders of SkyTerra, approved the Merger Agreement and the merger and recommended to the board of directors of SkyTerra that the board of directors of SkyTerra approve the Merger Agreement and that the Merger Agreement be submitted to the stockholders of SkyTerra for adoption; and

•	The additional factors described in detail under “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” beginning on page 37 of the Proxy Statement.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(f)	The information set forth under the caption “Certain Purchases and Sales of SkyTerra Capital Stock” in the Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) – (c)	The information set forth under the caption “The Participants” in the Proxy Statement is incorporated herein by reference.

Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the current directors and executive officers of Master Fund, Special Fund, Acquisition Corp. and certain of their affiliates.

Master Fund

Martin J. Byrne, Director of Master Fund. Mr. Byrne is a Senior Trust and Company Manager for International Management Services, George Town, Grand Cayman KY1–1102, Cayman Islands, since 1999. Mr. Byrne is a resident of the Cayman Islands.

Ian Goodall, Director of Master Fund. Mr. Goodall is a Director and Company Secretary for International Management Services, George Town, Grand Cayman KY1–1102, Cayman Islands, since 1999. Mr. Goodall is a resident of the Cayman Islands.

Harbinger Capital Partners LLC (“Harbinger LLC”) is the investment manager of Master Fund. Harbinger Holdings, LLC (“Harbinger Holdings”) is the managing member of Harbinger LLC.

Special Fund

Harbinger Capital Partners Special Situations GP, LLC (“Harbinger GP”) is the general partner of Special Fund. Harbinger Holdings is the managing member of Harbinger GP.

Harbinger GP

Harbinger Holdings is the managing member of Harbinger GP, a Delaware limited liability company. The officers of Harbinger GP are set forth below.

Harbinger LLC

Harbinger Holdings is the managing member of Harbinger LLC, a Delaware limited liability company. The officers of Harbinger LLC are set forth below.

Harbinger Holdings

Philip A. Falcone is the managing member of Harbinger Holdings, a Delaware limited liability company.

Acquisition Corp.

HGW US Holding Company, L.P. (“US Holdings”) is the owner of all the outstanding shares of Acquisition Corp. HGW US GP Corp. (“US GP”) is the general partner of US Holdings. HGW Holding Company, L.P. (“Cayman Holdings”) is the sole limited partner of US Holdings. HGW GP, Ltd. (“Cayman GP”) is the general partner of Cayman Holdings. Peter A. Jenson is the sole director of Acquisition Corp. The officers of Acquisition Corp. are set forth below.

US Holdings

US GP is the general partner of US Holdings, a Delaware limited partnership. Cayman Holdings is the sole limited partner of US Holdings. Cayman GP is the general partner of Cayman Holdings. The officers of US Holdings are set forth below.

US GP

Peter A. Jenson is the sole director of US GP, a Delaware corporation. The officers of US GP are set forth below. Cayman GP is the sole stockholder of US GP.

Cayman Holdings

Cayman GP is the general partner of Cayman Holdings, a Cayman Islands exempted limited partnership.

Cayman GP

Peter A. Jenson and Keith M. Hladek are the directors of Cayman GP, an exempted company organized under the laws of the Cayman Islands. The officers of Cayman GP are set forth below. Philip A. Falcone is the sole shareholder of Cayman GP.

Name	Titles	Employment History

Philip A. Falcone

President of Acquisition Corp., US Holdings, US GP and Cayman GP.

Senior Managing Director, Chief Executive Officer, Chief Investment Officer, President and Treasurer of Harbinger GP and Harbinger LLC.

Chief Investment Officer, Chief Executive Officer and Senior Managing Director of Harbinger Capital Partners, which he co–founded in 2001.

Peter A. Jenson

Director, Vice President, Secretary and Treasurer of Acquisition Corp.

Vice President of Harbinger GP.

Vice President and Secretary of Harbinger LLC.

Vice President, Secretary and Treasurer of US Holdings.

Director, Vice President, Secretary and Treasurer of US GP and Cayman GP.

Managing Director and Chief Operating Officer of Harbinger Capital Partners since 2009. Prior to joining Harbinger Capital Partners, Mr. Jenson was a Managing Director at Citadel Investment Group, 131 South Dearborn Street, Chicago, Illinois 60603, between 2005 and 2009, and Chief Financial Officer at Constellation Commodity Group, 111 Market Street, Suite 500, Baltimore, Maryland 21202, between 2002 and 2005.

Lawrence M. Clark, Jr.	Vice President of Acquisition Corp., Harbinger GP and Harbinger LLC.	Managing Director of Harbinger Capital Partners, where he has been employed since 2002.

Ian Estus	Vice President of Acquisition Corp., Harbinger GP and Harbinger LLC.	Managing Director of Harbinger Capital Partners, where he has been employed since 2002.

Keith M. Hladek	Vice President of US Holdings and US GP. Director and Vice President of Cayman GP.	Chief Financial Officer of Harbinger Capital Partners since 2009. Prior to joining Harbinger, Mr. Hladek was Controller of Silver Point Capital, Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830-6353, between 2004 and 2009.

During the past five years, none of the persons described above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified above is a United States citizen, unless otherwise noted.

The business address and telephone number for each of Special Fund, Acquisition Corp., Harbinger GP, Harbinger LLC, Harbinger Holdings, Philip A. Falcone, US Holdings and US GP is 450 Park Avenue, 30th Floor, New York, New York 10022, (212) 339-5100.

The business address and telephone number for each of Cayman Holdings and Cayman GP is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1–1108, Cayman Islands, +1 (345) 949-9876.

The business address and telephone number for Master Fund is c/o International Fund Services Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland, (212) 521-6972.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(2)

(i)	The information set forth under the caption “Summary Term Sheet—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(ii)	The information set forth under the caption “Summary Term Sheet—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(iii)	The information set forth under the captions “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(v)	The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the caption “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(b) – (c)	The information set forth under the captions “Proposal One—The Merger—Purposes and Effects of the Merger” and “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” in the Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the captions “Proposal One—The Merger—Purposes and Effects of the Merger” and “Security Ownership of Management and Certain Beneficial Owners” in the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)	The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger” and “Proposal One— The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(c)(l)-(8)	The information set forth under the captions “Summary Term Sheet,” “Proposal One—The Merger—Purposes and Effects of the Merger” and “Proposal One—The Merger—Plans for SkyTerra after the Merger” in the Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) – (d)	The information set forth under the captions “Summary Term Sheet—Purposes and Effects of the Merger,” “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) – (e)	The information set forth under the captions “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” and “Proposal One—The Merger—Purposes and Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) – (b)	The information set forth under the captions “Security Ownership of Management and Certain Beneficial Owners” and “Certain Purchases and Sales of SkyTerra Capital Stock” in the Proxy Statement is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) – (e)	The information set forth under the caption “Proposal One—The Merger—Position of the Harbinger Filing Persons as to the Fairness of the Merger” in the Proxy Statement is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) – (b)	The information set forth under the caption “The Special Meeting—Solicitation of Proxies” in the Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference.

On March 22, 2010, at a special meeting of SkyTerra’s stockholders, (i) the holders of a majority of all outstanding shares of SkyTerra common stock, and (ii) the holders of a majority of all such shares voted at such special meeting, excluding shares owned by Harbinger, any director or officer of SkyTerra and any of their respective affiliates and excluding the Escrowed Shares (as defined in the Merger Agreement), voted to adopt the Merger Agreement. Therefore, all required stockholder approvals under the Merger Agreement have been obtained.

The merger is expected to close as soon as practicable following the satisfaction of the remaining conditions to closing, including receipt of requisite Federal Communications Commission approval.

Upon the effectiveness of the merger, Acquisition Corp. will merge with and into SkyTerra, with SkyTerra continuing as the surviving corporation. In the merger, each outstanding share of SkyTerra common stock (other than shares held by Harbinger, any subsidiary of SkyTerra, and any stockholders who have perfected their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration of $5.00 per share in cash, without interest. In the merger, each outstanding option with respect to SkyTerra common stock granted to SkyTerra employees and directors under SkyTerra’s employee stock plan will be cancelled and in exchange for such cancellation, the holders will receive in respect of each option a cash payment equal to the excess, if any, of $5.00 over the per share exercise price of such option for each share of SkyTerra common stock covered by such option. Each outstanding share of restricted stock (that was not performance based) previously issued by SkyTerra which is outstanding as of the effective time will be canceled in exchange for the right to receive, from the surviving corporation, a per share amount in cash equal to $5.00 in respect of each such restricted share. Each phantom stock unit outstanding under the MSV phantom unit plan will be cancelled and be deemed to have been exchanged for 2.82 shares of common stock immediately prior to the effective time, subject to the payment and other terms of the MSV phantom unit plan.

Item 16.	Exhibits.

Regulation M–A Item 1016

Exhibit No.	Description
(a)(l)	Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Proxy Statement filed with the Securities and Exchange Commission on February 26, 2010).

(a)(2)	Form of Proxy Card (included as Appendix I of the Proxy Statement filed herewith as Exhibit (a)(l)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to SkyTerra’s Form 8-K, dated September 23, 2009, and filed September 23, 2009).

(b)	None.

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix D of the Proxy Statement filed herewith as Exhibit (a)(l)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(6)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated July 30, 2009 (previously filed on February 5, 2010).

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 16, 2010, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix E of the Proxy Statement filed herewith as Exhibit (a)(l)).

(g)	None.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2010

SKYTERRA COMMUNICATIONS, INC.

By:	/S/ SCOTT MACLEOD
Name:	Scott Macleod
Title:	Executive Vice President, Chief Financial Officer, Treasurer
HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By: Harbinger Capital Partners LLC, its Investment Manager

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By: Harbinger Capital Partners Special Situations GP, LLC, its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

SOL PRIVATE CORP.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER CAPITAL PARTNERS LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Senior Managing Director

HARBINGER HOLDINGS, LLC

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	Managing Member

/S/ PHILIP A. FALCONE
Philip A. Falcone

HGW US HOLDING COMPANY, L.P.

By: HGW US GP Corp., its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW US GP CORP.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW HOLDING COMPANY, L.P.

By: HGW GP, Ltd., its General Partner

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

HGW GP, LTD.

By:	/S/ PHILIP A. FALCONE
Name:	Philip A. Falcone
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(l)	Proxy Statement of SkyTerra Communications, Inc. (incorporated by reference to Sky Terra’s Proxy Statement filed with the Securities and Exchange Commission on February 26, 2010).

(a)(2)	Form of Proxy Card (included as Appendix I of the Proxy Statement filed herewith as Exhibit (a)(l)).

(a)(3)	Press release, dated September 23, 2009 (incorporated by reference to Exhibit 99.1 to Sky Terra’s Form 8-K, dated September 23, 2009, and filed September 23, 2009).

(b)	None.

(c)(l)	Opinion of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (included as Appendix D of the Proxy Statement filed herewith as Exhibit (a)(l)).

(c)(2)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated September 22, 2009 (previously filed on January 8, 2010).

(c)(3)	Materials prepared by UBS Securities LLC for Harbinger on or about September 23, 2009 (previously filed on January 8, 2010).

(c)(4)	Discussion Materials, dated September 8, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(5)	Discussion Materials, dated July 13, 2009, reviewed with Mr. Falcone by UBS Securities LLC (previously filed on February 16, 2010).

(c)(6)	Presentation of Morgan Stanley & Co. Incorporated to the special committee of the board of directors of SkyTerra, dated July 30, 2009 (previously filed on February 5, 2010).

(d)(l)	Agreement and Plan of Merger, dated as of September 23, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix A of the Proxy Statement filed herewith as Exhibit (a)(l)).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of November 18, 2009, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix B of the Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of February 16, 2010, by and among Master Fund, Special Fund, Acquisition Corp. and SkyTerra (included as Appendix C of the Proxy Statement filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Appendix E of the Proxy Statement filed herewith as Exhibit (a)(l)).

(g)	None.